# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pheton Holdings Ltd., CIK 0001970544
CUSIP: G71399102
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: Room 306, NET Building,, Hong Jun Ying South Road, Chaoyang Distr, BEIJING, China (F4), 100000
Date of event which requires filing of this statement: 04/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002072549

## Reporting persons
- ASEP PRIHARYANTO: type of reporting person: individual (IN); citizenship or place of organization: Indonesia (K8); sole voting power 960,000; shared voting power 0; sole dispositive power 960,000; shared dispositive power 0; aggregate amount beneficially owned 960,000 (5.63% of the class)
  Comment: (1) Represents 960,000 Class A Ordinary Shares held by ASEP PRIHARYANTO.
  (2) The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of April 22, 2025, as provided by the issuer in the Form S-8 filed on April 22, 2025 by the issuer, 17,050,000 Class A ordinary shares and 7,668,000 Class B ordinary shares are issued and outstanding as of April 22, 2025.
  
  The shares beneficially owned by the reporting person represents 5.63% of the total outstanding Class A Ordinary Shares. The shares beneficially owned by the reporting person represents 0.56% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 22, 2025. Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 20 votes per share.

## Item 1. Issuer
Name of issuer: Pheton Holdings Ltd.
Address of issuer's principal executive offices: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China

## Item 2. Person Filing
Name of person filing: ASEP PRIHARYANTO
Address of principal business office or, if none, residence: KOMP.TAMAN SUNGAI RAYA BLOK F.61 005/002 SUNGAI RAYA DALAM SUNGAI RAYA KUBU RAYA KALIMANTAN BARAT 78391 INDONESIA
Citizenship: Indonesia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 960,000 Class A Ordinary Shares
Percent of class: 5.63%
Sole power to vote or to direct the vote: 960,000 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 960,000 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ASEP PRIHARYANTO: /s/ ASEP PRIHARYANTO, ASEP PRIHARYANTO (06/13/2025)